Kronos Advanced Technologies, Inc.

2501 Garfield Ave.,

Parkersburg, WV 26101

323-680-4772

August 31, 2023

 VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Attention: Matthew Crispino, Staff Attorney

Re:	Kronos Advanced Technologies, Inc. Form 1-A/A
Form 1-A: Request for Qualification (Withdrawal)

File No. 024-12128

Dear Mr. Crispino:

Kronos Advanced Technologies, Inc., a Nevada corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Request for Qualification filed with the Commission on August 29, 2023, related to the Offering Statement on Form 1-A (Reg. No. 024-12128). Please note, this withdrawal applies to the Request for Qualification only. The Offering Statement has not been declared qualified by the Commission, and no securities have been sold thereunder.

Sincerely,

/s/ Michael Rubinov

Michael Rubinov

CEO